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                                                                      EXHIBIT 11


                            TRANSCEND SERVICES, INC.
                       COMPUTATIONS OF EARNINGS PER SHARE



                                                1993         1994          1995
                                                ----         ----          ----
Net loss                                      (966,000)   (1,406,000)   (3,896,000)

Weighted Average Shares Outstanding (2)      8,866,000     9,733,000    17,818,000

Net loss per common share                       ($0.11)       ($0.14)       ($0.22)

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(2)  In 1993, 1994 and 1995, the common stock equivalents related to stock options were not included in the computation due to there being an antidilutive effect.